Alamos Gold Inc.

March 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Alamos Gold Inc.

Application for Withdrawal of Registration

Statement on Form F-10, File No. 333-186004

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Alamos Gold Inc., a corporation organized under the laws of British Columbia (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10, originally filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2013, File No. 333-186004, as amended on February 7, 2013, February 15, 2013, February 22, 2013, March 7, 2013, March 13, 2013 and March 18, 2013, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company originally filed the Registration Statement with the Commission in connection with its offer (the “Offer”) to purchase all of the issued and outstanding common shares of Aurizon Mines Ltd. The Company requests that the Registration Statement be withdrawn because a condition to the Offer was not met. Alamos did not issue or sell any of its common shares pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing by the Company.

Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5.

If you have any questions regarding the foregoing application for withdrawal, please telephone Mile T. Kurta of Torys LLP, counsel to the Company, at (212) 880-6363.

Very truly yours,

ALAMOS GOLD INC.

By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice President, Legal

cc:	Mile T. Kurta

(Torys LLP)